UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

SOLIGENIX, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
258094101
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20358 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
April 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,034,483
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER 1,034,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 258094101	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,034,483
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER 1,034,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101	Page 4 of 10

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.001 per share (the “Common Stock”), of Soligenix, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”).

(a)-(c)         The address of the principal business office of Mr. Kirk is 2875 South Ocean Boulevard, Suite 214, Palm Beach, Florida 33480. The address of the principal business office of Intrexon is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876.  The present principal occupation/employment of Mr. Kirk is Senior Managing Director of Third Security, an investment management firm founded by Mr. Kirk.  Mr. Kirk also serves as the Chairman and CEO of Intrexon.  The principal business of Intrexon is employing its suite of synthetic biology technologies to design, build and regulate gene programs and cellular systems to enable the development of new and improved products and manufacturing processes across a variety of end markets, including healthcare, food, energy and environmental sciences.

(d)-(e)         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Kirk is a citizen of the United States.  Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 27, 2013, Soligenix, Inc. (the “Company”) entered into an Exclusive Channel Collaboration Agreement (the “Channel Agreement”) with Intrexon, pursuant to which the Company will use Intrexon’s advanced human antibody discovery, isolation and production technologies for the development and commercialization of human monoclonal antibody therapies for a new biodefense and infectious disease application.

Subject to certain expense allocations and other offsets provided in the Channel Agreement, the Company will pay Intrexon royalties on quarterly net sales of the products developed under the Channel Agreement.  The Company has agreed to pay Intrexon a percentage of upfront or milestone payments received by the Company in consideration for an allowance of a sublicensing arrangement.  Upon the attainment of certain regulatory and commercialization milestones, the Company has agreed to make payments to Intrexon that could reach up to $7 million and  may be paid in cash or common stock, par value $0.001 per share (“Common Stock”), of the Company.  In addition, in partial consideration for each party’s execution and delivery of the Channel Agreement, the Company entered into the Stock Issuance Agreement (as defined below).

CUSIP No. 258094101	Page 5 of 10

The Company may terminate the Channel Agreement upon 90 days written notice to Intrexon.  Additionally, either party may terminate the Channel Agreement if the other party fails to cure their breach of the agreement within the applicable cure period.

On April 27, 2013, the Company entered into a Stock Issuance Agreement (the “Stock Issuance Agreement”) with Intrexon, pursuant to which the Company has issued to Intrexon 1,034,483 shares of Common Stock in consideration for the execution and delivery of the Channel Agreement.  The shares issued to Intrexon represent approximately 8.5% of the issued and outstanding shares of Common Stock, after considering the issuance of such shares, as of the date of this report.

As long as Intrexon owns more than 5% of the aggregate number of issued and outstanding shares of Common Stock, Intrexon is entitled, at its election, to participate in future securities offerings of the Company that constitute “Qualified Financings” (as defined below) and purchase a portion of the securities issued and sold by the Company in a Qualified Financing equal to the percentage of the Company’s outstanding securities held by Intrexon as of the date of such Qualified Financing.  For this purpose, a “Qualified Financing” means a sale of common stock or equity securities convertible into common stock in a public or private offering, raising gross proceeds of at least $1,000,000, where the sale of shares is either registered under the Securities Act of 1933, as amended (the “Securities Act”), at the time of issuance or the Company agrees to register the resale of such shares.

If at any time the Company proposes to file a registration statement under the Securities Act with respect to an underwritten offering for its own account of any class of securities of the Company (a “Registration Statement”), with certain exceptions, then the Company will be required to offer Intrexon the opportunity to register shares held by Intrexon pursuant to such Registration Statement.  The registration rights will be subject ratably to potential underwriter’s limitations.  The Company will be required to take all reasonable steps to include the shares which Intrexon has requested be registered in the Registration Statement.

The foregoing references to and description of the Channel Agreement and the Stock Issuance Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Channel Agreement and the Issuance Agreement, which are included as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

CUSIP No. 258094101	Page 6 of 10

At the date of this Statement, the Reporting Persons have plans or proposals which would result in:

(a)               The acquisition of additional securities of the Company.

Intrexon plans to acquire additional shares of Common Stock as set forth in Item 3 above.

Except as described above, at the date of this Statement, each of the Reporting Persons have no present plans or proposals which would result in:

(a)               The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)               An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Company;

(f)                Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)               Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 258094101	Page 7 of 10

(j)                Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)                  See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 12,231,492 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2013 for the period ending March 31, 2013, which includes the number of shares issued to Intrexon as described herein.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	1,034,483	8.5%	—	1,034,483	—	1,034,483
Intrexon Corporation	1,034,483	8.5%	—	1,034,483	—	1,034,483

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

(c)               Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)         Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 258094101	Page 8 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Exclusive Channel Collaboration Agreement by and between the Company and Intrexon dated as of April 27, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated April 27, 2013 and filed May 1, 2013, and incorporated herein by reference)**

Exhibit 2
Stock Issuance Agreement by and between the Company and Intrexon dated as of April 27, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated April 27, 2013 and filed May 1, 2013, and incorporated herein by reference)**

Exhibit 3	Joint Filing Agreement, dated as of May 9, 2013, by and between Mr. Kirk and Intrexon

**Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 258094101	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 2013

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Exclusive Channel Collaboration Agreement by and between the Company and Intrexon dated as of April 27, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated April 27, 2013 and filed May 1, 2013, and incorporated herein by reference)**

Exhibit 2
Stock Issuance Agreement by and between the Company and Intrexon dated as of April 27, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated April 27, 2013 and filed May 1, 2013, and incorporated herein by reference)**

Exhibit 3	Joint Filing Agreement, dated as of May 9, 2013, by and between Mr. Kirk and Intrexon

**Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.